[PROSKAUER ROSE LLP LETTERHEAD]

April 9, 2008

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.W.
Mail Stop 4720
Washington, D.C. 20549
Attention: Christian T. Sandoe, Senior Counsel

Re:
Ares Capital Corporation (File No. 333-149139)

Dear Mr. Sandoe:

        Ares Capital Corporation (the "Fund") has today filed Amendment No. 2 to its registration statement on Form N-2 last filed on March 14, 2008 (the "Registration Statement"). The amendment sets forth responses to questions we discussed on a telephone conversation on April 3, 2008 as well as additional information.

        Two copies of the amended filing, marked to show changes from the Registration Statement filed on March 14, 2008, are enclosed for your convenience with the hard copy of this letter.

        Set forth below are written responses to your verbal comments.

        You asked the Fund to confirm that it would file any prospectus supplement to effect a rights offering (a "Rights Offering") pursuant to the Registration Statement with the Securities and Exchange Commission (the "Commission") using a post-effective amendment to the Registration Statement prior to any such offering.

        The Fund confirms that it will file any prospectus supplement to effect a Rights Offering pursuant to the Registration Statement with the Commission using a post-effective amendment to the Registration Statement prior to any such offering unless the Commission expressly tells the Fund that no such post-effective amendment is necessary.

        We look forward to discussing with you any additional questions you may have regarding the Registration Statement. Please do not hesitate to call me at 310.284.4544. In addition, we would greatly appreciate any additional written comments by facsimile to 310.557.2193.

Very truly yours,

/s/ MONICA J. SHILLING Monica J. Shilling

Enclosures

cc:
Michael J. Arougheti, Ares Capital Corporation
Michael D. Weiner, Ares Capital Corporation
Michael A. Woronoff